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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549

[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

        Gareau                      Joseph                            H.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

690 Asylum Avenue     Law Department - HO-1-09
--------------------------------------------------------------------------------
                                   (Street)

       Hartford                       CT                              06115
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol  THE HARTFORD FINANCIAL
                                                  SERVICES GROUP           (HIG)
                                             -----------------------------------

3.  IRS or Identification Number of Reporting Person if an entity
    (Voluntary)
                --------------

4.  Statement for Month/Year                  January 1999
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    [ ] Director    [X] Officer             [ ] 10% Owner    [ ] Other
                        (give title below)                       (specify below)

    Executive Vice President, Chief Investment Officer
    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

      X  Form filed by One Reporting Person
    ____ Form filed by More than One Reporting Person

TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock         01/29/1999   M              9,662          A        $9.2700
------------------------------------------------------------------------------------------------------------------------------------
Common Stock         01/29/1999   S              9,662          D        $51.9375            0                D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (BSP)                                                                     453.0971               D
                                                                                             (02)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (RS)(BS) (D2)                                                            2251.0971               D
                                                                                             (03)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (ISP)                                                                    7964.038                I          In Trust
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).

  TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
     D R A F T                        Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
Stock Option (R)                   $36.1250
Right to Buy
-----------------------------------------------------------------------------------------------------------------------------
Stock Option                        $9.2700            01/29/1999                                                  9662
Right to Buy
-----------------------------------------------------------------------------------------------------------------------------
Stock Option                       $16.7200
Right to Buy
-----------------------------------------------------------------------------------------------------------------------------
Stock Option                       $16.6900
Right to Buy
-----------------------------------------------------------------------------------------------------------------------------
Stock Option                       $21.6200
Right to Buy
-----------------------------------------------------------------------------------------------------------------------------
Stock Option                       $26.0000
Right to Buy
-----------------------------------------------------------------------------------------------------------------------------
Stock Option                       $44.4688
Right to Buy
-----------------------------------------------------------------------------------------------------------------------------
Stock Option                       $45.3150
Right to Buy
-----------------------------------------------------------------------------------------------------------------------------
Stock Option                       $45.5000            10/14/1998          A         V              21153
Right to Buy
-----------------------------------------------------------------------------------------------------------------------------
Shares Equivalents                     (08)
-----------------------------------------------------------------------------------------------------------------------------

 TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
   (e.g., puts, calls, warrants, options, convertible securities)--CONTINUED

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Secu-         ficial
                                                                                (Instr.     ficially         rity:         Owner-
                               --------------------------------------------     5)          Owned            Direct        ship
                               Date     Expira-              Amount or                      at End           (D) or        (Instr.
                               Exer-    tion         Title   Number of                      of               Indi-         4)
                               cisable  Date                 Shares                         Month            rect (1)
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Stock Option (R)                                     Common    29560                        29560            D
Right to Buy                   (04)     01/24/2007   Stock
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                  2/12/1993 12/14/2001   Common     9662           $9.2700      25000            D
Right to Buy                                         Stock
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                 09/06/1995 10/16/2003   Common    55014                        55014            D
Right to Buy                       (04)              Stock
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                 08/14/1995 10/13/2004   Common    75494                        75494            D
Right to Buy                       (04)              Stock
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                            05/11/2005   Common    75494                        75494            D
Right to Buy                       (05)              Stock
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                  2/14/1997 02/16/2007   Common    45000                        45000            D
Right to Buy                       (05)              Stock
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                 03/01/2001 12/19/2007   Common    60000                        60000            D
Right to Buy                       (06)       (06)   Stock
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                 07/17/1996 02/21/2008   Common    20000                        20000            D
Right to Buy                       (06)       (06)   Stock
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                         Common    21153          $45.5000      21153            D
Right to Buy                       (07)       (07)   Stock
------------------------------------------------------------------------------------------------------------------------------------
Share Equivalents                                    Common  282.8278                    282.8278            D
ts                                 (08)       (08)   Stock
------------------------------------------------------------------------------------------------------------------------------------

  (01) Represents additional shares acquired under The Hartford Employee Stock Purchase Plan.

  (02) Reflects share units awarded under the provisions of The Hartford 1996 Deferred Restricted Stock Unit Plan pursuant to Rule 16b-3. The Plan permits certain employees to forego a percentage of actual cash bonuses in exchange for restricted contractual rights to receive shares of the Hartford Financial Services Group, Inc. common stock. Included in the total units held are Premium Units which equal 20% of the restricted stock units awarded in lieu of cash.

  (03) Reflects 9.0275 shares dividends awarded under the provisions of the 1996 Deferred Restricted Stock Unit Plan of The Hartford pursuant to Rule 16b-3. The plan permits certain employees to forego a percentage of annual cash bonuses in exchange for restricted contractual rights to receive shares of The Hartford Financial Services Group, Inc. Common Stock. Included in the total units held are Premium Units which equal to 10% of the restricted stock units awarded in lieu of cash.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                              ---------------------------------  ------------
                              Anthony Pepper- Attorney-in-Fact      Date
Gareau, Joseph H.

              THE HARTFORD FINANCIALS SERVICES GROUP       JAN-1999 PAGE: 2 OF 3